Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2024 FOURTH QUARTER AND FULL YEAR RESULTS

Gurugram, India and New York, May 15, 2024 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal fourth quarter and full fiscal year ended March 31, 2024.

(in thousands)	For the three months ended March 31, 2023	For the three months ended March 31, 2024	YoY Change	YoY Change in constant currency(1)	Year ended March 31 2023	Year ended March 31 2024	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$148,523	$202,887	36.6%	38.1%	$593,036	$782,524	32.0%	35.7%
Air Ticketing	$38,884	$55,076	41.6%	42.9%	$147,793	$201,246	36.2%	40.1%
Hotels and Packages	$82,105	$105,479	28.5%	30.0%	$337,686	$435,542	29.0%	32.5%
Bus Ticketing	$18,936	$23,800	25.7%	27.1%	$74,873	$92,693	23.8%	27.5%
Others	$8,598	$18,532	115.5%	117.6%	$32,684	$53,043	62.3%	66.6%
Results from Operating Activities	$7,973	$16,723	109.7%		$23,604	$65,214	176.3%
Profit (loss) for the period(3)	$5,443	$171,928			$(11,168)	$216,743
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$74,252	$83,709	12.7%	13.7%	$280,053	$317,669	13.4%	16.7%
Hotels and Packages	$63,512	$88,864	39.9%	41.3%	$259,786	$348,880	34.3%	38.4%
Bus Ticketing	$19,340	$26,122	35.1%	36.6%	$77,302	$102,125	32.1%	36.1%
Others	$9,007	$13,837	53.6%	55.1%	$34,080	$48,751	43.0%	47.2%
Adjusted Operating Profit(2)	$19,032	$32,430	70.4%		$70,312	$124,212	76.7%
Adjusted Net Profit(2)	$23,063	$36,923	60.1%		$52,926	$137,221	159.3%
Gross Bookings	$1,673,854	$2,038,959	21.8%	23.0%	$6,566,178	$7,954,421	21.1%	24.9%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(3)
Includes a credit of $126.1 million on recognition of deferred tax assets and a gain of $30.6 million due to the change in carrying value of our $230.0 million in aggregate principal amount of 0.00% convertible senior notes due 2028 (the “2028 Notes”) measured at amortized cost in the quarter and year ended March 31, 2024.

Financial Highlights for Fiscal 2024 Fourth Quarter and Full Year

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 23.0% YoY in 4Q24 to $2,039.0 million and by 24.9% YoY in FY24 to $7,954.4 million.
•
Adjusted Margin(2) – Air Ticketing increased by 13.7% YoY in 4Q24 to $83.7 million and by 16.7% YoY in FY24 to $317.7 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 41.3% YoY in 4Q24 to $88.9 million and by 38.4% YoY in FY24 to $348.9 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 36.6% YoY in 4Q24 to $26.1 million and by 36.1% YoY in FY24 to $102.1 million.
•
Adjusted Margin(2) – Others increased by 55.1% YoY in 4Q24 to $13.8 million and by 47.2% YoY in FY24 to $48.8 million.
•
Adjusted Operating Profit(2) improved to $32.4 million in 4Q24 versus $19.0 million in 4Q23, reflecting an improvement of $13.4 million YoY. Adjusted Operating Profit(2) increased to $124.2 million in FY24 versus $70.3 million in FY23, reflecting an improvement of $53.9 million.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“Indians are embracing the call to travel with a newfound enthusiasm with both leisure and business-related travel demand in India having crossed pre-pandemic levels. Our strategy to serve millions of our customers and first-time travellers through a comprehensive portfolio of travel and ancillary products with personalised experiences is yielding results. It has helped us deliver strong growth in a quarter that is typically a seasonally slower period for leisure travel. We are pleased that we have bounced back stronger from the COVID-19 pandemic by posting our best-ever financial performance during fiscal year 2024 in terms of both Gross Bookings and Profit.”

Fiscal 2024 Fourth Quarter Financial Results

Revenue. We generated revenue of $202.9 million in the quarter ended March 31, 2024, an increase of 36.6% (38.1% in constant currency(1)) over revenue of $148.5 million in the quarter ended March 31, 2023, primarily as a result of an increase of 41.6% (42.9% in constant currency) in revenue from our air ticketing business, an increase of 28.5% (30.0% in constant currency) in revenue from our hotels and packages business, an increase of 25.7% (27.1% in constant currency) in revenue from our bus ticketing business, and an increase of 115.5% (117.6% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “About Key Performance Indicators and Non-IFRS Measures” and “Information About Reportable Segments” in our condensed consolidated financial statements included elsewhere in this release.

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
	(Amounts in USD thousands)
Revenue as per IFRS	38,884	55,076	82,105	105,479	18,936	23,800	8,598	18,532
Add: Customer inducement costs recorded as a reduction of revenue	36,184	28,633	22,056	31,503	1,648	2,322	524	37
Less: Service cost	816	—	40,649	48,118	1,244	—	115	4,732
Adjusted Margin(2)	74,252	83,709	63,512	88,864	19,340	26,122	9,007	13,837

Air Ticketing. Revenue from our air ticketing business increased by 41.6% (42.9% in constant currency) to $55.1 million in the quarter ended March 31, 2024, from $38.9 million in the quarter ended March 31, 2023. Our Adjusted Margin – Air ticketing increased by 12.7% (13.7% in constant currency) to $83.7 million in the quarter ended March 31, 2024, from $74.3 million in the quarter ended March 31, 2023. Adjusted Margin – Air ticketing includes customer inducement costs of $28.6 million in the quarter ended March 31, 2024 and $36.2 million in the quarter ended March 31, 2023, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 19.7% (20.9% in constant currency) primarily driven by a 2.9% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased marginally to 6.5% in the quarter ended March 31, 2024 as compared to 6.9% in the quarter ended March 31, 2023.

Hotels and Packages. Revenue from our hotels and packages business increased by 28.5% (30.0% in constant currency) to $105.5 million in the quarter ended March 31, 2024, from $82.1 million in the quarter ended March 31, 2023. Our Adjusted Margin – Hotels and packages increased by 39.9% (41.3% in constant currency) to $88.9 million in the quarter ended March 31, 2024 from $63.5 million in the quarter ended March 31, 2023. Adjusted Margin – Hotels and packages includes customer inducement costs of $31.5 million in the quarter ended March 31, 2024 and $22.1 million in the quarter ended March 31, 2023, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 27.5% (28.8% in constant currency) primarily driven by a 19.9% increase in the number of hotel-room nights in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023, primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023. Our Adjusted Margin % – Hotels and packages increased to 17.9% in the quarter ended March 31, 2024 as compared to 16.3% in the quarter ended March 31, 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023 and the comparatively lower proportion of bookings of packages in the quarter ended March 31, 2024 that have relatively lower margins.

Bus Ticketing. Revenue from our bus ticketing business increased by 25.7% (27.1% in constant currency) to $23.8 million in the quarter ended March 31, 2024, from $18.9 million in the quarter ended March 31, 2023. Our Adjusted Margin – Bus ticketing increased by 35.1% (36.6% in constant currency) to $26.1 million in the quarter ended March 31, 2024 from $19.3 million in the quarter ended March 31, 2023. Adjusted Margin – Bus ticketing includes customer inducement costs of $2.3 million in the quarter ended March 31, 2024 and $1.6 million in the quarter ended March 31, 2023, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 22.0% (23.3% in constant currency) driven by a 21.3% increase in the number of bus tickets travelled year over year, primarily due to the sustained elevated travel demand in India in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023. Our Adjusted Margin % – Bus ticketing increased to 10.0% in the quarter ended March 31, 2024 as compared to 9.1% in the quarter ended March 31, 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023.

Others. Revenue from our others business increased by 115.5% (117.6% in constant currency) to $18.5 million in the quarter ended March 31, 2024, from $8.6 million in the quarter ended March 31, 2023. Our Adjusted Margin – Others increased by 53.6% (55.1% in constant currency) to $13.8 million in the quarter ended March 31, 2024 from $9.0 million in the quarter ended March 31, 2023. Adjusted Margin – Others includes customer inducement costs of $0.04 million in the quarter ended March 31, 2024 and $0.5 million in the quarter ended March 31, 2023, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was due to an increase in other travel services and ancillary services primarily due to the sustained elevated travel demand in India in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023.

Other Income. Other income was $0.2 million in the quarter ended March 31, 2024 and $0.2 million in the quarter ended March 31, 2023.

Service Cost. Service cost increased by 23.4% to $52.9 million in the quarter ended March 31, 2024 from $42.8 million in the quarter ended March 31, 2023, primarily due to the sustained elevated travel demand particularly in our packages business in India and an increase in $4.7 million in service cost related to our car booking business in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023, partially offset by the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023.

Personnel Expenses. Personnel expenses increased by 28.3% to $43.3 million in the quarter ended March 31, 2024 from $33.7 million in the quarter ended March 31, 2023, primarily due to the increase in share-based compensation costs in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023 and annual wage increases effected in the quarter ended June 30, 2023.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 36.2% to $31.6 million in the quarter ended March 31, 2024 from $23.2 million in the quarter ended March 31, 2023, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the sustained elevated travel demand in India in the quarter ended March 31, 2024 as compared to the quarter ended March 31, 2023. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $62.5 million in the quarter ended March 31, 2024 and $60.4 million in the quarter ended March 31, 2023. The details are as follows:

	For the three months ended March 31
	2023	2024
	(Amounts in USD thousands)
Marketing and sales promotion expenses	23,206	31,598
Customer inducement costs recorded as a reduction of revenue	60,412	62,495

Other Operating Expenses. Other operating expenses increased by 51.7% to $51.7 million in the quarter ended March 31, 2024 from $34.1 million in the quarter ended March 31, 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023 and an increase in operating expenses, including payment gateway charges and website hosting charges linked to an increase in bookings.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses increased marginally by 1.3% to $7.0 million in the quarter ended March 31, 2024 from $6.9 million in the quarter ended March 31, 2023.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $16.7 million in the quarter ended March 31, 2024 as compared to a profit of $8.0 million in the quarter ended March 31, 2023. Our Adjusted Operating Profit was $32.4 million in the quarter ended March 31, 2024 as compared to $19.0 million in the quarter ended March 31, 2023. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance income was $31.3 million in the quarter ended March 31, 2024 as compared to net finance cost of $2.6 million in the quarter ended March 31, 2023, primarily due to an increase of $3.2 million in interest income on term deposits and a gain of $30.6 million due to the change in carrying value of our 2028 Notes, measured at amortized cost, in the quarter ended March 31, 2024.

Income Tax Benefit. Our income tax benefit was $123.9 million in the quarter ended March 31, 2024. We recognized deferred tax assets of $126.1 million on tax losses carried forward (including unabsorbed depreciation) and other temporary differences mainly related to share based payments and employee benefits in the quarter ended March 31, 2024, since it is now probable that future taxable profits will be available against which such items can be utilized.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended March 31, 2024 was $171.9 million as compared to $5.4 million in the quarter ended March 31, 2023. Our Adjusted Net Profit was $36.9 million in the quarter ended March 31, 2024, as compared to $23.1 million in the quarter ended March 31, 2023. For a description of the components and calculation of “Adjusted

Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted earnings per share was $1.26 for the quarter ended March 31, 2024 as compared to diluted earnings per share of $0.05 in the quarter ended March 31, 2023. Our Adjusted Diluted Earnings per share was $0.38 in the quarter ended March 31, 2024, as compared to $0.21 in the quarter ended March 31, 2023. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Fiscal 2024 Full Year Financial Results

Revenue. We generated revenue of $782.5 million in the year ended March 31, 2024, an increase of 32.0% (35.7% in constant currency(1)) over revenue of $593.0 million in the year ended March 31, 2023, primarily as a result of an increase of 36.2% (40.1% in constant currency) in revenue from our air ticketing business, an increase of 29.0% (32.5% in constant currency) in revenue from our hotels and packages business, an increase of 23.8% (27.5% in constant currency) in revenue from our bus ticketing business, and an increase of 62.3% (66.6% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the year ended March 31, 2024 as compared to the year ended March 31, 2023.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information on non-IFRS measures and segment profitability measures, see “Information About Reportable Segments” and “About Key Performance Indicators and Non-IFRS Measures” in our condensed consolidated financial statements included elsewhere in this release.

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
	(Amounts in USD thousands)
Revenue as per IFRS	147,793	201,246	337,686	435,542	74,873	92,693	32,684	53,043
Add: Customer inducement costs recorded as a reduction of revenue	135,338	116,423	90,487	123,695	8,025	9,432	1,902	440
Less: Service cost	3,078	—	168,387	210,357	5,596	—	506	4,732
Adjusted Margin(2)	280,053	317,669	259,786	348,880	77,302	102,125	34,080	48,751

Air Ticketing. Revenue from our air ticketing business increased by 36.2% (40.1% in constant currency) to $201.2 million in the year ended March 31, 2024, from $147.8 million in the year ended March 31, 2023. Our Adjusted Margin – Air ticketing increased by 13.4% (16.7% in constant currency) to $317.7 million in the year ended March 31, 2024, from $280.1 million in the year ended March 31, 2023. Adjusted Margin – Air ticketing includes customer inducement costs of $116.4 million in the year ended March 31, 2024 and $135.3 million in the year ended March 31, 2023, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 19.3% (23.0% in constant currency) primarily driven by a 16.8% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the year ended March 31, 2024 as compared to the year ended March 31, 2023. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased marginally to 6.4% in the year ended March 31, 2024 as compared to 6.8% in the year ended March 31, 2023.

Hotels and Packages. Revenue from our hotels and packages business increased by 29.0% (32.5% in constant currency) to $435.5 million in the year ended March 31, 2024, from $337.7 million in the year ended March 31, 2023. Our Adjusted Margin – Hotels and packages increased by 34.3% (38.4% in constant currency) to $348.9 million in the year ended March 31, 2024 from $259.8 million in the year ended March 31, 2023. Adjusted Margin – Hotels and packages includes customer inducement costs of $123.7 million in the year ended March 31, 2024 and $90.5 million in the year ended March 31, 2023, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 27.6% (31.5% in constant currency) primarily driven by a 19.2% increase in the number of hotel-room nights in the year ended March 31, 2024 as compared to the year ended March 31, 2023, primarily due to the sustained elevated travel demand in India for both domestic and international outbound travel in the year ended March 31, 2024 as compared to the year ended March 31, 2023. Our Adjusted Margin % – Hotels and packages increased marginally to 17.6% in the year ended March 31, 2024 as compared to 16.7% in the year ended March 31, 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023.

Bus Ticketing. Revenue from our bus ticketing business increased by 23.8% (27.5% in constant currency) to $92.7 million in the year ended March 31, 2024, from $74.9 million in the year ended March 31, 2023. Our Adjusted Margin – Bus ticketing increased by 32.1% (36.1% in constant currency) to $102.1 million in the year ended March 31, 2024 from $77.3 million in the year ended March 31, 2023. Adjusted Margin – Bus ticketing includes customer inducement costs of $9.4 million in the year ended March 31, 2024 and $8.0 million in the year ended March 31, 2023, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 18.6% (22.3% in constant currency) driven by an 18.8% increase in the number of bus tickets travelled year over year, primarily due to the sustained elevated travel demand in India in the year ended March 31, 2024 as compared to the year ended March 31, 2023. Our Adjusted Margin % – Bus ticketing increased to 9.9% in the year ended March 31, 2024 as compared to 8.9% in the year ended March 31, 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023.

Others. Revenue from our others business increased by 62.3% (66.6% in constant currency) to $53.0 million in the year ended March 31, 2024, from $32.7 million in the year ended March 31, 2023. Our Adjusted Margin – Others increased by 43.0% (47.2% in constant currency) to $48.8 million in the year ended March 31, 2024 from $34.1 million in the year ended March 31, 2023. Adjusted Margin – Others includes customer inducement costs of $0.4 million in the year ended March 31, 2024 and $1.9 million in the year ended March 31, 2023, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was due to an increase in other travel services and ancillary services primarily due to the sustained elevated travel demand in India in the year ended March 31, 2024 as compared to the year ended March 31, 2023.

Other Income. Other income decreased to $0.8 million in the year ended March 31, 2024 from $2.8 million in the year ended March 31, 2023, primarily due to a $2.0 million gain on discontinuation of equity accounted investments recorded in the year ended March 31, 2023.

Service Cost. Service cost increased by 21.1% to $215.1 million in the year ended March 31, 2024 from $177.6 million in the year ended March 31, 2023, primarily due to the sustained elevated travel demand particularly in our packages business in India and an increase in $4.7 million in service cost related to our car booking business in the year ended March 31, 2024 as compared to the year ended March 31, 2023, partially offset by the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023.

Personnel Expenses. Personnel expenses increased by 11.8% to $147.6 million in the year ended March 31, 2024 from $132.0 million in the year ended March 31, 2023, primarily due to the increase in share-based compensation costs in the year ended March 31, 2024 as compared to the year ended March 31, 2023 and further due to annual wage increases effected in the quarter ended June 30, 2023.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 21.4% to $123.3 million in the year ended March 31, 2024 from $101.6 million in the year ended March 31, 2023, primarily due to an increase in variable costs and discretionary expenditures such as expenses on events and brand building initiatives in response to the sustained elevated travel demand in India in the year ended March 31, 2024 as compared to the year ended March 31, 2023. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $250.0 million in the year ended March 31, 2024 and $235.8 million in the year ended March 31, 2023. The details are as follows:

	For the year ended March 31
	2023	2024
	(Amounts in USD thousands)
Marketing and sales promotion expenses	101,601	123,304
Customer inducement costs recorded as a reduction of revenue	235,752	249,990

Other Operating Expenses. Other operating expenses increased by 53.2% to $204.8 million in the year ended March 31, 2024 from $133.7 million in the year ended March 31, 2023, primarily due to the reclassification of distribution costs as a component of “other operating expenses” from a component of “service cost” since the quarter ended June 30, 2023 and an increase in operating expenses, including payment gateway charges, outsourcing fees and website hosting charges linked to an increase in bookings and a $10.0 million impairment provision for non-financial assets recorded and reported in the quarter ended September 30, 2023.

Depreciation, Amortization and Impairment. Our depreciation, amortization and impairment expenses marginally decreased by 0.5% to $27.3 million in the year ended March 31, 2024 from $27.4 million in the year ended March 31, 2023.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $65.2 million in the year ended March 31, 2024 as compared to a profit of $23.6 million in the year ended March 31, 2023. Our Adjusted Operating Profit was $124.2 million in the year ended March 31, 2024 as compared to $70.3 million in the year ended March 31, 2023. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Income (Costs). Our net finance income was $27.7 million in the year ended March 31, 2024 as compared to net finance cost of $35.8 million in the year ended March 31, 2023, primarily due to an increase of $13.9 million in interest income on term deposits, a gain of $30.6 million due to the change in carrying value of our 2028 Notes, measured at amortized cost, in the year ended March 31, 2024 and a decrease in net foreign exchange loss of $18.0 million in the year ended March 31, 2024, primarily due to a decrease in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars as at March 31, 2024 as compared to the year ended March 31, 2023.

Income Tax Benefit. Our income tax benefit was $123.8 million in the year ended March 31, 2024. We recognized deferred tax assets of $126.1 million on tax losses carried forward (including unabsorbed depreciation) and other temporary differences mainly related to share based payments and employee benefits in the year ended March 31, 2024, since it is now probable that future taxable profits will be available against which such items can be utilized.

Profit (Loss) for the Year. As a result of the foregoing factors, our profit in the year ended March 31, 2024 was $216.7 million as compared to a loss of $11.2 million in the year ended March 31, 2023. Our Adjusted Net Profit was $137.2 million in the year ended March 31, 2024, as compared to $52.9 million in the year ended March 31, 2023. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted earnings per share was $1.74 in the year ended March 31, 2024 as compared to diluted loss per share of $0.10 in the year ended March 31, 2023. Our Adjusted Diluted Earnings per share was $1.22 in the year ended March 31, 2024, as compared to $0.48 in the year ended March 31, 2023. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at March 31, 2024, cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $6.8 million) on our balance sheet was $607.8 million.

Recent Developments

Changes to board of directors and board committees

The Company announced the following changes to its board of directors and board committees, effective from May 15, 2024:

Resignation of directors

Xiangrong Li resigned as an independent director, chairperson of the audit committee and a member of the compensation committee and Cindy Xiaofan Wang resigned as a director, non-voting observer to the audit committee and member of the compensation committee, both effective from 5.00 p.m. (Mauritius time) on May 15, 2024. Each of Ms. Li’s and Ms. Wang’s decision to resign was based on personal reasons and was not a result of any disagreement with the Company on any matter relating to its operations, policies or practices. The board of directors has accepted the resignations of Ms. Li and Ms. Wang.

Appointment of directors

May Yihong Wu was appointed as an independent director, chairperson of the audit committee and a member of the compensation committee and Moshe Rafiah was appointed as a director, both effective from May 15, 2024.

May Yihong Wu is a co-founder and an executive director of Shanghai Sunnyview Eldercare Company Limited and holds board positions at multiple companies. Ms. Wu obtained her MBA degree from the Kellogg School of Management at Northwestern University in Illinois in the United States and her Master’s degree in Economics from Brooklyn College of the City University of New York in the United States.

Moshe Rafiah is the founder and chief executive officer of Travelfusion Ltd. Mr. Rafiah holds a Bachelor of Laws from Buckingham University and a Master of Laws in international banking and financial law from Boston University. Mr. Rafiah is a nominee of Trip.com.

Changes to board committees

Jane Jie Sun, a director of the Company, was appointed as non-voting observer to the audit committee and member of the compensation committee.

Following these changes, the board of directors will consist of ten directors, including two independent directors. The audit committee will consist of Aditya Tim Guleri and May Yihong Wu and will be chaired by May Yihong Wu, with Jane Jie Sun as non-voting observer. The compensation committee will consist of Aditya Tim Guleri, James Jianzhang Liang, Jane Jie Sun and May Yihong Wu and will be chaired by Aditya Tim Guleri.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan, pursuant to which the Company can repurchase its ordinary shares at any price determined by its board of directors from time to time, remains effective until March 31, 2026. Furthermore, the board of directors has authorized the Company to repurchase its 2028 Notes from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws (including Rule 14e-5 of the U.S. Securities Exchange Act of 1934). The aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company pursuant to this existing program shall not exceed $136.0 million and the aggregate amount of ordinary shares that may be repurchased by the Company shall not exceed $60.0 million during each fiscal year. The price and timing of any such repurchases will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the board of directors from time to time. There can be no assurance that we will execute any such repurchase pursuant to this existing program.

There were no repurchases of ordinary shares pursuant to the share repurchase plan or repurchases of 2028 Notes during the fourth quarter of fiscal year 2024. As at March 31, 2024, we had remaining authority to repurchase an aggregate of up to $136.0 million of our outstanding ordinary shares and 2028 Notes.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter and year ended March 31, 2024 beginning at 7:30 AM EDT or 5:00 PM IST on May 15, 2024 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following the link https://makemytrip.zoom.us/webinar/register/WN_bKQ-E3hHQEC9Q3w6zOtWXw to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a "gross" basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation costs, amortization of acquired intangibles, gain on discontinuation of equity accounted investment, impairment provision for non-financial assets, merger and acquisitions related expenses, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost, change in carrying value of financial liabilities measured at amortized cost, change in fair value of financial asset measured at fair value through profit or loss (FVTPL) and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior period. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions. Such statements include, among other things, quotations from management as well as the Company’s strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of the Company’s shares, the Company’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase the Company’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop the Company’s corporate travel business, damage to or failure of the Company’s infrastructure and technology, loss of services of the Company’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of the Company’s 20-F dated July 25, 2023, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, visa processing and foreign exchange.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2023	As at March 31, 2024
Assets
Property, plant and equipment	25,380	25,895
Intangible assets and goodwill	628,974	613,386
Trade and other receivables	6,179	7,696
Investment in equity-accounted investees	2,070	2,022
Other investments	1,268	1,361
Term deposits	5,618	966
Non-current tax assets	18,373	22,071
Deferred tax assets, net	—	129,317
Other non-current assets	53	85
Total non-current assets	687,915	802,799
Inventories	25	218
Contract assets	—	253
Current tax assets	—	4,947
Trade and other receivables	68,847	91,950
Term deposits	197,056	279,722
Other current assets	121,964	153,123
Cash and cash equivalents	284,018	327,065
Total current assets	671,910	857,278
Total assets	1,359,825	1,660,077
Equity
Share capital	53	55
Share premium	2,057,362	2,161,217
Other components of equity	40,137	(29,899)
Accumulated deficit	(1,227,986)	(1,020,518)
Total equity attributable to owners of the Company	869,566	1,110,855
Non-controlling interests	6,490	5,563
Total equity	876,056	1,116,418
Liabilities
Loans and borrowings(#)	15,650	216,818
Employee benefits	8,886	11,662
Contract liabilities	163	408
Deferred tax liabilities, net	822	4,754
Other non-current liabilities	4,590	12,443
Total non-current liabilities	30,111	246,085
Loans and borrowings(#)	219,514	4,806
Trade and other payables	89,780	118,548
Contract liabilities	75,206	92,958
Other current liabilities	69,158	81,262
Total current liabilities	453,658	297,574
Total liabilities	483,769	543,659
Total equity and liabilities	1,359,825	1,660,077

# Loans and borrowings include lease liabilities amounting to $16.7 million as at March 31, 2024 (as at March 31, 2023: $16.4 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31		For the year ended March 31
	2023	2024	2023	2024
Revenue
Air ticketing	38,884	55,076	147,793	201,246
Hotels and packages	82,105	105,479	337,686	435,542
Bus ticketing	18,936	23,800	74,873	92,693
Other revenue	8,598	18,532	32,684	53,043
Total revenue	148,523	202,887	593,036	782,524
Other income	154	183	2,798	770
Service cost
Procurement cost of hotels and packages services	40,649	48,118	168,387	210,357
Other cost of providing services	2,175	4,732	9,180	4,732
Personnel expenses	33,720	43,251	131,968	147,587
Marketing and sales promotion expenses	23,206	31,598	101,601	123,304
Other operating expenses	34,059	51,660	133,698	204,833
Depreciation, amortization and impairment	6,895	6,988	27,396	27,267
Results from operating activities	7,973	16,723	23,604	65,214
Finance income	3,264	6,735	10,974	24,365
Finance costs	5,827	(24,529)	46,732	(3,307)
Net finance income (costs)	(2,563)	31,264	(35,758)	27,672
Share of profit (loss) of equity-accounted investees	(54)	11	10	52
Profit (loss) before tax	5,356	47,998	(12,144)	92,938
Income tax benefit	87	123,930	976	123,805
Profit (loss) for the period	5,443	171,928	(11,168)	216,743
Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	(671)	(595)	468	(964)
	(671)	(595)	468	(964)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	3,603	(2,204)	(48,879)	(9,862)
Other comprehensive income (loss) for the period, net of tax	2,932	(2,799)	(48,411)	(10,826)
Total comprehensive income (loss) for the period	8,375	169,129	(59,579)	205,917
Profit (loss) attributable to:
Owners of the Company	5,664	172,010	(11,321)	216,801
Non-controlling interests	(221)	(82)	153	(58)
Profit (loss) for the period	5,443	171,928	(11,168)	216,743
Total comprehensive income (loss) attributable to:
Owners of the Company	8,546	169,203	(59,176)	206,059
Non-controlling interests	(171)	(74)	(403)	(142)
Total comprehensive income (loss) for the period	8,375	169,129	(59,579)	205,917
Earnings (loss) per share (in USD)
Basic	0.05	1.54	(0.10)	1.95
Diluted	0.05	1.26	(0.10)	1.74
Weighted average number of shares (including Class B Shares)
Basic	109,962,769	111,456,969	109,656,200	111,094,561
Diluted	111,101,236	118,676,288	109,656,200	118,235,856

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	—	—	216,801	216,801	(58)	216,743
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(9,777)	—	(9,777)	(85)	(9,862)
Remeasurement of defined benefit liability	—	—	—	—	—	—	(965)	(965)	1	(964)
Total other comprehensive income (loss)	—	—	—	—	—	(9,777)	(965)	(10,742)	(84)	(10,826)
Total comprehensive income (loss) for the year	—	—	—	—	—	(9,777)	215,836	206,059	(142)	205,917
Transactions with owners of the Company
Contributions by owners
Share-based payment	—	—	—	—	37,962	—	—	37,962	27	37,989
Issue of ordinary shares on exercise of share based awards	2	103,855	—	—	(97,862)	—	—	5,995	—	5,995
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(52)	—	52	—	—	—
Total contributions by owners	2	103,855	—	—	(59,952)	—	52	43,957	27	43,984
Changes in ownership interests
Acquisition of non-controlling interest without a change in control	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Acquisition of subsidiary with non-controlling interest	—	—	—	—	—	—	—	—	950	950
Recognition of financial liability for acquisition of non-controlling interest	—	—	—	—	—	—	(7,311)	(7,311)	—	(7,311)
Change in fair value of financial liability for acquisition of non-controlling interests	—	—	—	—	—	(78)	(691)	(769)	—	(769)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	(307)	(8,420)	(8,727)	(812)	(9,539)
Total transactions with owners of the Company	2	103,855	—	—	(59,952)	(307)	(8,368)	35,230	(785)	34,445
Balance as at March 31, 2024	55	2,161,217	31,122	368	116,884	(178,273)	(1,020,518)	1,110,855	5,563	1,116,418

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31
	2023	2024
Profit (loss) for the year	(11,168)	216,743
Adjustments for non-cash items	95,517	(76,414)
Changes in working capital	(52,136)	(14,589)
Net cash generated from operating activities	32,213	125,740
Net cash generated from (used in) investing activities	46,628	(75,590)
Net cash generated used in financing activities	(6,207)	(6,236)
Increase in cash and cash equivalents	72,634	43,914
Cash and cash equivalents at beginning of the year	213,283	284,018
Effect of exchange rate fluctuations on cash held	(1,899)	(867)
Cash and cash equivalents at end of the year	284,018	327,065

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended March 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Consolidated Revenue	38,884	55,076	82,105	105,479	18,936	23,800	8,598	18,532	148,523	202,887
Add: Customer inducement costs recorded as a reduction of revenue*	36,184	28,633	22,056	31,503	1,648	2,322	524	37	60,412	62,495
Less: Service cost	816	—	40,649	48,118	1,244	—	115	4,732	42,824	52,850
Adjusted Margin	74,252	83,709	63,512	88,864	19,340	26,122	9,007	13,837	166,111	212,532
Other income									154	183
Personnel expenses									(33,720)	(43,251)
Marketing and sales promotion expenses									(23,206)	(31,598)
Customer inducement costs recorded as a reduction of revenue*									(60,412)	(62,495)
Other operating expenses									(34,059)	(51,660)
Depreciation, amortization and impairment									(6,895)	(6,988)
Finance income									3,264	6,735
Finance costs									(5,827)	24,529
Share of profit (loss) of equity-accounted investees									(54)	11
Profit before tax									5,356	47,998

	For the year ended March 31
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Consolidated Revenue	147,793	201,246	337,686	435,542	74,873	92,693	32,684	53,043	593,036	782,524
Add: Customer inducement costs recorded as a reduction of revenue*	135,338	116,423	90,487	123,695	8,025	9,432	1,902	440	235,752	249,990
Less: Service cost	3,078	—	168,387	210,357	5,596	—	506	4,732	177,567	215,089
Adjusted Margin	280,053	317,669	259,786	348,880	77,302	102,125	34,080	48,751	651,221	817,425
Other income									2,798	770
Personnel expenses									(131,968)	(147,587)
Marketing and sales promotion expenses									(101,601)	(123,304)
Customer inducement costs recorded as a reduction of revenue*									(235,752)	(249,990)
Other operating expenses									(133,698)	(204,833)
Depreciation, amortization and impairment									(27,396)	(27,267)
Finance income									10,974	24,365
Finance costs									(46,732)	3,307
Share of profit of equity-accounted investees									10	52
Profit (loss) before tax									(12,144)	92,938

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure) for the periods indicated:

	For the three months ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
Revenue as per IFRS	38,884	55,076	82,105	105,479	18,936	23,800	8,598	18,532
Add: Customer inducement costs recorded as a reduction of revenue	36,184	28,633	22,056	31,503	1,648	2,322	524	37
Less: Service cost	816	—	40,649	48,118	1,244	—	115	4,732
Adjusted Margin(2)	74,252	83,709	63,512	88,864	19,340	26,122	9,007	13,837

	For the year ended March 31
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2023	2024	2023	2024	2023	2024	2023	2024
Revenue as per IFRS	147,793	201,246	337,686	435,542	74,873	92,693	32,684	53,043
Add: Customer inducement costs recorded as a reduction of revenue	135,338	116,423	90,487	123,695	8,025	9,432	1,902	440
Less: Service cost	3,078	—	168,387	210,357	5,596	—	506	4,732
Adjusted Margin(2)	280,053	317,669	259,786	348,880	77,302	102,125	34,080	48,751

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2023	2024	2023	2024
Results from operating activities as per IFRS	7,973	16,723	23,604	65,214
Add: Acquisition related intangibles amortization	3,126	2,915	12,812	11,988
Add: Employee share-based compensation costs	7,663	12,792	35,643	36,963
Less: Gain on discontinuation of equity accounted investment	—	—	(2,017)	—
Add: Merger and acquisitions related expenses	270	—	270	—
Add: Impairment provision for non-financial assets	—	—	—	10,047
Adjusted Operating Profit (Loss)	19,032	32,430	70,312	124,212

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended March 31		For the year ended March 31
(Unaudited)	2023	2024	2023	2024
Profit (Loss) for the period as per IFRS	5,443	171,928	(11,168)	216,743
Add: Acquisition related intangibles amortization	3,126	2,915	12,812	11,988
Add: Employee share-based compensation costs	7,663	12,792	35,643	36,963
Less: Gain on discontinuation of equity accounted investment	—	—	(2,017)	—
Add: Merger and acquisitions related expenses	270	—	270	—
Less: Gain on change in carrying value of financial liabilities measured at amortized cost	—	(30,578)	—	(30,578)
Add: Change in fair value of financial asset measured at FVTPL	2,821	—	2,821	—
Add: Impairment provision for non-financial assets	—	—	—	10,047
Add: Interest expense on financial liabilities measured at amortized cost	3,668	3,807	14,878	15,700
Less: Income tax benefit	(87)	(123,930)	(976)	(123,805)
Add: Net change in value of financial liability in business combination	105	—	673	215
Add (Less): Share of loss (profit) of equity-accounted investees	54	(11)	(10)	(52)
Adjusted Net Profit (Loss)	23,063	36,923	52,926	137,221

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended March 31		For the year ended March 31
(Unaudited)	2023	2024	2023	2024
Diluted Earnings (Loss) per Share for the period as per IFRS	0.05	1.26	(0.10)	1.74
Add: Acquisition related intangibles amortization	0.03	0.02	0.12	0.10
Add: Employee share-based compensation costs	0.07	0.11	0.32	0.31
Less: Gain on discontinuation of equity accounted investment	—	—	(0.02)	—
Add: Merger and acquisitions related expenses	*	—	*	—
Less: Gain on change in carrying value of financial liabilities measured at amortized cost#	—	—	—	—
Add: Change in fair value of financial asset measured at FVTPL	0.03	—	0.03	—
Add: Impairment provision for non-financial assets	—	—	—	0.08
Add: Interest expense on financial liabilities measured at amortized cost#	0.03	—	0.13	—
Less: Income tax benefit#	*	(1.01)	(0.01)	(1.01)
Add: Net change in value of financial liability in business combination	*	—	0.01	*
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per Share	0.21	0.38	0.48	1.22

* Less than $0.01.

# For the quarter and year ended March 31, 2024, impact of interest expense on financial liabilities measured at amortized cost and gain on change in carrying value thereof along with the related income tax has already been considered in calculation of diluted earnings (loss) per share for the period as per IFRS.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount:

(Unaudited)	For the three months ended March 31, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	55,076	105,479	23,800	18,532	202,887	83,709	88,864	26,122	13,837
Impact of Foreign Currency Translation	495	1,267	276	178	2,216	748	894	300	135
Constant Currency Amount	55,571	106,746	24,076	18,710	205,103	84,457	89,758	26,422	13,972

(Unaudited)	For the year ended March 31, 2024
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	201,246	435,542	92,693	53,043	782,524	317,669	348,880	102,125	48,751
Impact of Foreign Currency Translation	5,837	11,982	2,751	1,402	21,972	9,065	10,590	3,046	1,416
Constant Currency Amount	207,083	447,524	95,444	54,445	804,496	326,734	359,470	105,171	50,167

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

(Unaudited)	For the three months ended March 31, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	41.6%	28.5%	25.7%	115.5%	36.6%	12.7%	39.9%	35.1%	53.6%
Impact of Foreign Currency Translation	1.3%	1.5%	1.4%	2.1%	1.5%	1.0%	1.4%	1.5%	1.5%
Constant Currency Growth	42.9%	30.0%	27.1%	117.6%	38.1%	13.7%	41.3%	36.6%	55.1%

(Unaudited)	For the year ended March 31, 2024
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	36.2%	29.0%	23.8%	62.3%	32.0%	13.4%	34.3%	32.1%	43.0%
Impact of Foreign Currency Translation	3.9%	3.5%	3.7%	4.3%	3.7%	3.3%	4.1%	4.0%	4.2%
Constant Currency Growth	40.1%	32.5%	27.5%	66.6%	35.7%	16.7%	38.4%	36.1%	47.2%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended March 31		For the year ended March 31
	2023	2024	2023	2024
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	12,454	12,815	43,882	51,145
Hotels and Packages – Room nights(2)	6,468	7,757	26,101	31,111
Standalone Hotels – Online(3) – Room nights(2)	6,263	7,533	25,307	30,195
Bus Ticketing – Travelled tickets	18,735	22,719	73,048	86,815

Adjusted Margin
Air Ticketing(4)	$74,252	$83,709	$280,053	$317,669
Hotels and Packages	63,512	88,864	259,786	348,880
Bus Ticketing	19,340	26,122	77,302	102,125
Others	9,007	13,837	34,080	48,751

Gross Bookings
Air Ticketing(4)	$1,071,744	$1,282,805	$4,144,281	$4,942,404
Hotels and Packages	388,606	495,592	1,556,330	1,985,210
Bus Ticketing	213,504	260,562	865,567	1,026,807
	$1,673,854	$2,038,959	$6,566,178	$7,954,421

Adjusted Margin %
Air Ticketing(4)	6.9%	6.5%	6.8%	6.4%
Hotels and Packages	16.3%	17.9%	16.7%	17.6%
Bus Ticketing	9.1%	10.0%	8.9%	9.9%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
In view of room bookings by hours being offered from the quarter ended December 31, 2022, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms and is reported net of cancellations. Prior to the quarter ended December 31, 2022, “Room nights” was the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupied those rooms and was reported net of cancellations.
(3)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.